Exhibit 12.1

ON SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN MILLIONS, EXCEPT RATIOS)

	Year ended December 31,
	2001	2002	2003	2004	2005
EARNINGS
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(368.8)	$(129.6)	$(136.3)	$(113.0)	$108.6
FIXED CHARGES
Interest expense and amortization of debt discount and issuance costs	143.6	152.5	151.1	101.2	61.5
Interest expense from operating leases	3.7	4.1	4.4	1.2	1.4

Total Fixed Charges	147.3	156.6	155.5	102.4	62.9

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	$(221.5)	$27.0	$19.2	$(10.6)	$171.5

Ratio of Earnings to Fixed Charges	—	—	—	—	2.7

We have calculated our ratio of earnings to fixed charges as earnings, which are the sum of earnings from continuing operations before income taxes, income applicable to minority interests and equity in net income (loss) of unconsolidated affiliates, plus fixed charges, divided by fixed charges. Fixed charges are the sum of interest on indebtedness, amortization of debt discount and expense and that portion of net rental expense deemed representative of the interest component. The deficiencies for the years ended December 31, 2001, 2002, 2003 and 2004 were $368.8 million, $129.6 million and $136.3 million and $113.0 million, respectively.